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CDT SYSTEMS, INC. www.cdtwater.com

August 23, 2005

Mr. Michael Moran, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re: Capacitive Deionization Technology Systems, Inc.
Form 10-KSB, Year ended December 31, 2004
File No. 0-28291

Dear Mr. Moran:

Following is Capacitive Deionization Technology Systems, Inc.'s (the Company) response to your letter of August 15, 2005 regarding the Commission's review of the Company's Form 10-KSB for 2004. For ease of response and review, we have retyped your comments followed immediately by our response by number of your comment.

Form 10-K for Fiscal Year Ended December 31, 2004:

Balance Sheet, page 24

1.

We note your response to comment 10 of our letter dated July 5, 2005. Please explain to us why you have classified the advance to a consultant as a note receivable. In this regard, you indicate that the note will be offset against future work performed by the consultant, so it appears that note will never be realized. It appears the more appropriate classification would be a prepaid expense. Please revise, or advise.

We believe the note receivable is will be collected by payment from the debtor. The note is past due at the present time and we have contacted the debtor to discuss collection. The debtor may perform services to offset the note, but such future services are not assured nor contemplated at this time. Therefore, classification as a note receivable seems the appropriate treatment.

Statement of Changes in Stockholders' Equity (Deficit), page 26

2.

We note your response to comment 12 of our letter dated July 5, 2005. Help us understand why you recorded the impairment charge related to the note receivable to income as opposed to equity in your 2003, and 2002 financial statements. Since you originally recorded the note to equity it would appear that the subsequent accounting should follow the original recording of the transaction. See paragraph 8 of EITF Issue 02-1. Please revise, or advise.

While not disputing the appropriateness of classifying the impairment charges as equity, we believe the amounts involved are immaterial to the financial statements for the years involved. The charge to expense in 2002 would decrease loss per common share by less than $.01. The charge to expense in 2003 is nominal, clearly. Accordingly, we believe a restatement is not warranted.

If you have any more comments or questions, please call Phil Marshall at the phone number on the letterhead.

Sincerely,

/s/ Dallas Talley
Dallas Talley, CEO

/s/ Phil Marshall
Phil Marshall, CFO